UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Franklin Templeton ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Franklin Parkway
San Mateo, California  94403-1906

Telephone Number (including area code):

(650) 312-2000

Name and address of agent for service of process:

Craig S. Tyle, Esq.
Franklin Templeton Investments
One Franklin Parkway
San Mateo, California  94403-1906

With copies of Notices and Communications to:

Bruce G. Leto, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of San Mateo and the state of California on the 5th day of January, 2016.

Franklin Templeton ETF Trust (REGISTRANT)

By:           /s/ Navid J. Tofigh
Navid J. Tofigh, Esq.
Vice President and Secretary

Attest:    /s/ Gaston Gardey
Gaston Gardey
Treasurer